UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

LUMINAR TECHNOLOGIES, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	001-38791
(State or other jurisdiction of incorporation)	(Commission File Number)

2603 Discovery Drive, Suite 100, Orlando, Florida	32826
(Address of Principal Executive Offices)	(Zip Code)

Alexander Fishkin
Chief Legal Officer
(800) 532-2417
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____.

Section 1 — Conflict Mineral Disclosure
Item 1.01. Conflict Minerals Disclosure and Report
A copy of the Conflict Minerals Report of Luminar Technologies, Inc. (“Luminar”) for the reporting period January 1, 2024 to December 31, 2024 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is also available at Luminar’s website at https://investors.luminartech.com/sec-filings/all-sec-filings.
Item 1.02. Exhibit
Luminar has filed, as an exhibit to this Form SD, a Conflict Minerals Report as required by Item 1.01 of this Form.
Section 2 — Resource Extraction Issuer Disclosure
Item 2.01. Resource Extraction Issuer Disclosure and Report
Not applicable.

Section 3 — Exhibits
Item 3.01. Exhibits

Exhibit Number	Description of Document
1.01	Luminar Technologies, Inc. Conflict Minerals Report for the reporting period January 1, 2024 to December 31, 2024.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Luminar Technologies, Inc.

Date: May 30, 2025	By:	/s/ Alexander Fishkin
	Name:	Alexander Fishkin
	Title:	Chief Legal Officer